Exhibit 5.1

Broadwind Energy Approves Second Extension of

Section 382 Rights Agreement

Cicero, Ill., February 8, 2019 —  Broadwind Energy, Inc. (NASDAQ: BWEN) announced today that its Board of Directors has approved a second amendment to the Company’s Section 382 Rights Agreement (the “Rights Plan”) designed to preserve Broadwind’s substantial tax assets associated with net operating loss carryforwards (“NOLs”) under Section 382 of the Internal Revenue Code (“Section 382”). The amendment extends the Rights Plan through February 22, 2022. The Rights Plan is similar to plans adopted by other public companies with significant NOLs.

Broadwind’s CEO Stephanie Kushner stated, “The Rights Plan was designed to serve the interests of all shareholders by helping to protect Broadwind’s valuable tax assets, which can be used to offset approximately $250 million of future taxable income.”

Pursuant to U.S. federal income tax rules, Broadwind’s use of certain tax assets could be substantially limited if the Company experiences an “ownership change” (as defined in Section 382). In general, an ownership change occurs if the ownership of Broadwind’s stock by “5 percent shareholders” increases by more than 50 percent over the lowest percentage owned by such shareholders at any time during the prior three years on a rolling basis. Broadwind intends to submit the amendment to the Rights Plan for shareholder ratification at its 2019 Annual Meeting of Stockholders.

The “Rights” (as defined in the Rights Plan) will expire on the earliest of (i) the close of business on February 22, 2022, (ii) the time at which the Rights are redeemed or exchanged under the Rights Plan, (iii) the repeal of Section 382 or any successor statute and the Board’s determination that the Rights Plan is no longer necessary for the preservation of the Company’s NOLs, (iv) the beginning of a taxable year of the Company to which the Board determines that no NOLs may be carried forward, or (v) the failure to obtain shareholder ratification of the amendment to the Rights Plan at Broadwind’s 2019 Annual Meeting of Stockholders.

Additional information regarding the amendment to the Rights Plan will be contained in a Form 8-K and in an amendment to Registration Statement on Form 8-A that Broadwind is filing with the Securities and Exchange Commission.

About Broadwind Energy, Inc.

Broadwind Energy (NASDAQ: BWEN) applies decades of deep industrial expertise to innovate integrated solutions for customers in the energy and infrastructure markets. From gears and gearing systems for wind, oil and gas and mining applications, to wind towers and industrial weldments, we have solutions for the energy needs of the future. With facilities throughout the central U.S., Broadwind Energy's talented team is committed to helping customers maximize performance of their investments—quicker, easier and smarter. Find out more at www.bwen.com

BWEN INVESTOR CONTACT: Jason Bonfigt: 708-780-4821   jason.bonfigt@bwen.com